EXHIBIT 99.1

Golar LNG Dividend Information

Reference is made to the third quarter 2017 report released on November 30, 2017. Golar LNG has declared a total dividend of $0.05 per share to be paid on or about January 4, 2018. The record date will be December 14, 2017.

Golar LNG Limited
Hamilton, Bermuda
30 November, 2017